KERSHNER SECURITIES, LLC
(A Wholly Owned Subsidiary of Kershner Trading Group, LLC)
Statement of Operations
Year Ended December 31, 2015

Revenue		
Commission income	$	7,004,181
Expenses:		
Salaries and other employment costs		151,088
Commisions and clearing fees		3,906,890
Communications		13,527
Occupancy and equipment costs		43,531
Regulatory fees and expenses		20,370
Other expenses		55,982
Total expenses		4,191,388
Income before income tax expense		2,812,793
Income tax		68,533
Net income	$	2,744,260

See notes to financial statements and report of independent registered public accounting firm.